650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 18, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery
Tim Buchmiller

Re:	Capnia, Inc.
Registration Statement on Form S-1
Filed July 12, 2016
File No. 333-212487

Dear Mr. Mancuso:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2016 relating to the Company’s Registration Statement on Form S-1 (File No. 333-212487) filed with the Commission on July 12, 2016 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Cover Page

1.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

AUSTIN     BEIJING     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO

SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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•	The number of shares being offered relative to the number of your currently outstanding shares held by non-affiliates;

•	The relationship of each selling shareholder with the registrant. Address the extent of each selling shareholder’s control over management decisions like the issuance of your securities as mentioned at the bottom of page 48, and provide an analysis of whether each selling shareholder is an affiliate of the registrant;

•	All prior securities transactions between the issuer and each selling shareholder, any affiliates of each selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons);

•	The number of securities previously held by each selling shareholder, and the length of time those securities were held;

•	The nature and extent of any adjustments you have made to the purchase, exercise or conversion prices of securities held by each selling shareholder;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the registrant received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders or their affiliates in redemption of other securities, fees or other payments;

•	The difference between (1) the market price of your common stock on the date the selling securityholders acquired the preferred stock and warrants and (2) the conversion and exercise prices of those securities;

•	The purpose of including the Series A redemption as part of the Series B transaction;

•	A comparison of the significant differences between the Series A and Series B preferred, including (1) any differences between the conversion price and the market price of your stock at the time you sold each series of preferred stock, and (2) the number of common shares underlying each series;

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•	A comparison of the dollar amount that the selling securityholders paid for the Series A preferred stock and the dollar amount that they will receive in redemption of that preferred stock; and

•	Whether any of the selling shareholders is in the business of buying and selling securities.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and for the reasons set forth below, respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering. The analysis consists of:

•	The relevant sections of the Securities Act of 1933, as amended (the “Securities Act”), and related rules;

•	the factors set out in the Staff’s Compliance and Disclosure Interpretation 612.09 (“CD&I 612.09”);

•	additional Staff guidance and interpretations as discussed below; and

•	the specific facts and circumstances involved.

These matters are discussed in detail below along with an overview of the financing transaction by which the selling security holders acquired the Series B Convertible Preferred Stock covered by the Registration Statement and the placement agent warrants covered by the Registration Statement, together with the amendment of the Series D Common Stock Purchase Warrants and the issuance and corresponding repurchase of the Series A Convertible Preferred Stock.

Background

On October 12, 2015, the Company entered into a Securities Purchase Agreement, as amended on October 29, 2015 (the “2015 Sabby Purchase Agreement”) with funds managed by Sabby Management, LLC (“Sabby”), whereby Sabby purchased, in a private placement exempt from registration under rule 506(b) of Regulation D, as promulgated under the Securities Act (“Regulation D”), 10,000 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) for an aggregate purchase price of $10 million, together with related warrants to purchase shares of Common Stock (the “Series D Common Stock Purchase Warrants”). The sale of the Series A Preferred Stock and the Series D Common Stock Purchase Warrants occurred in two separate closings. Maxim Group, LLC (“Maxim”) acted as placement agent for the Company with respect to the securities issued to Sabby under the 2015 Sabby

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Purchase Agreement, and received warrants to purchase 108,108 shares of the Company’s Common Stock. On October 12, 2015, the closing price for the Company’s Common Stock on the NASDAQ Stock Market (“NASDAQ”) was $2.15 per share.

On October 15, 2015, the date of the first closing, the Company received aggregate gross proceeds of approximately $4,554,999.60 for the purchase of 4,555 shares of Series A Preferred Stock, which shares were convertible into approximately 2,462,162 shares of Common Stock, based on a fixed conversion price of $1.85 per share on an as-converted basis. The Company also issued Series D Common Stock Purchase Warrants to Sabby for the purchase of 1,231,082 shares of Common Stock at an exercise price of $2.46 per share. Maxim also received placement agent warrants to purchase 49,243 shares of Common Stock at an exercise price of $2.46 per share pursuant to its engagement letter with the Company. The aggregate of 3,742,487 shares of Common Stock underlying the Series A Preferred Stock, Series D Common Stock Purchase Warrants and placement agent warrants issued at the first closing represented, as of such time, 67.99% of the 5,432,511 shares are held by non-affiliates, and 27.15% of the 13,606,916 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued at such closing). On October 15, 2015, the closing price for the Company’s Common Stock on the NASDAQ was $2.20 per share.

On January 8, 2016, the date of the second closing, the Company received aggregate gross proceeds of approximately $5,444,999.50 for the purchase of 5,445 shares of Series A Preferred Stock, which shares were convertible into approximately 2,943,243 shares of Common Stock, based on a fixed conversion price of $1.85 per share on an as-converted basis. The Company also issued Series D Common Stock Purchase Warrants to Sabby for the purchase of 1,471,622 shares of Common Stock at an exercise price of $2.46 per share. Maxim also received placement agent warrants to purchase 58,865 shares of Common Stock at an exercise price of $2.46 per share pursuant to its engagement letter with the Company. The aggregate of 4,473,730 shares of Common Stock underlying the Series A Preferred Stock, Series D Common Stock Purchase Warrants and placement agent warrants issued at the second closing represented, as of such time, 81.05% of the 5,447,646 shares are held by non-affiliates, and 31.50% of the 14,017,909 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued at such closing). On January 8, 2016, the closing price for the Company’s Common Stock on the NASDAQ was $1.61 per share.

Sabby purchased an aggregate of 10,000 shares of Series A Preferred Stock under the 2015 Sabby Purchase Agreement, which shares were convertible into 5,405,405 shares of the Company’s Common Stock, based on a fixed conversion price of $1.85 per share on an as-converted to Common Stock basis. In addition, the Company also issued Series D Common Stock Purchase Warrants to Sabby for the purchase of an aggregate of 2,702,704 shares of the Company’s Common Stock, based on a fixed per share exercise price of $2.46. Maxim received warrants to purchase 108,108 shares of the Company’s Common Stock with an exercise price of $2.46. The total number of shares of Common Stock underlying the Series A Preferred Stock, Series D Common Stock Purchase Warrants, and placement warrants issued to Maxim was 8,216,217 shares of Common Stock, which represented (i) as of the first closing under the 2015 Sabby Purchase Agreement,

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151.24% of the 5,432,511 shares are held by non-affiliates, and 60.38% of the 13,606,916 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued pursuant to the 2015 Sabby Purchase Agreement), and (ii) as of the second closing under the 2015 Sabby Purchase Agreement, 150.82% of the 5,447,646 shares are held by non-affiliates, and 58.61% of the 14,017,909 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued pursuant to the 2015 Sabby Purchase Agreement). All 8,216,217 shares of Common Stock underlying the Series A Preferred Stock, Series D Common Stock Purchase Warrants, and placement warrants sold pursuant to the 2015 Sabby Purchase Agreement were registered on Form S-1 (File No. 333- 208109), filed on November 19, 2015 and declared effective by the Commission on January 4, 2016.

On June 29, 2016, the Company entered into a separate Securities Purchase Agreement with Sabby (the “2016 Sabby Purchase Agreement”), pursuant to which the Company agreed to sell to Sabby, in a private placement exempt from registration under rule 506(b) of Regulation D, an aggregate of up to 13,780 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”) at an aggregate purchase price of $13,780,000, which shares are convertible into 13,780,000 shares of the Company’s Common Stock, based on a fixed conversion price of $1.00 per share on an as-converted basis. In connection with the transactions contemplated by the 2016 Sabby Purchase Agreement, the Company covenanted with Sabby to (i) repurchase an aggregate of 7,780 shares of Series A Preferred Stock held by Sabby, which shares were originally purchased under the 2015 Sabby Purchase Agreement, for an aggregate amount of $7,780,000, and which shares of Series A Preferred Stock represent 4,205,405 shares of Common Stock on an as-converted basis based on a fixed conversion price of $1.85 per share, and (ii) amend the Series D Common Stock Purchase Warrants previously issued to Sabby under the 2015 Sabby Purchase Agreement by reducing the per share exercise price from $2.46 per share to $1.75 per share. Maxim will receive warrants to purchase 120,000 shares of Common Stock, with a per share exercise price of $1.75 pursuant to its engagement letter with the Company. On June 29, 2016, the closing price for the Company’s Common Stock on the NASDAQ was $1.21 per share.

On July 5, 2016, the date of the first closing, the Company received aggregate gross proceeds of approximately $3,151,000 for the purchase of 3,151 shares of Series B Preferred Stock, which shares were convertible into approximately 3,151,000 shares of Common Stock, based on a fixed conversion price of $1.00 per share on an as-converted basis. At the first closing, the Company also repurchased 1,779 shares of Series A Preferred Stock held by Sabby, representing 961,628 shares of Common Stock on an as-converted basis, for an aggregate price of $1,779,012. The Company also amended the Series D Common Stock Purchase Warrants, exercisable for an aggregate of 2,702,704 shares of Common Stock, to reduce the per share exercise price from $2.46 per share to $1.75 per share. Maxim also received placement agent warrants to purchase 27,440 shares of our Common Stock with an exercise price of $1.75 pursuant to its engagement letter with the Company. The aggregate of 5,881,144 shares of Common Stock underlying the Series B Preferred Stock, amended Series D Common Stock

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Purchase Warrants, and placement agent warrants issued to Maxim represented, as of the first closing, 88.81% of the 6,622,450 shares that are held by non-affiliates, and 37.31% of the 15,761,530 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued at such closing). Of such shares, 3,178,440 shares are being sought to be registered under the Registration Statement, and which shares represented, as of immediately prior to the first closing under the 2016 Sabby Purchase Agreement, 48.00% of the 6,622,450 shares are held by non-affiliates, and 88.19% of the 15,761,530 outstanding shares of Common Stock (exclusive of the shares underlying the securities being issued pursuant to the 2016 Sabby Purchase Agreement). Prior to the first closing under the 2016 Sabby Purchase Agreement, the selling stockholders held (i) 7,780 shares of Series A Preferred Stock, convertible into 4,205,405 shares of Common Stock, (ii) Series D Common Stock Purchase Warrants, exercisable for an aggregate of 2,702,704 shares of Common Stock, and (iii) placement agent warrants exercisable for 108,108 shares of Common Stock, which totaled 7,016,217 shares of Common Stock, and which represented, as of immediately prior to the first closing, 105.95% of the 6,622,450 shares that are held by non-affiliates, and 44.51% of the 15,761,530 outstanding shares of Common Stock. Following the consummation of the first closing under the 2016 Sabby Purchase Agreement, including the repurchase of 1,779 shares of Series A Preferred Stock, the selling securityholders held an aggregate of 9,233,035 shares of Common Stock underlying the unrepurchased Series A Preferred Stock, the Series B Preferred Stock, the amended Series D Common Stock Purchase Warrants, and the placement agent warrants, which shares represented, as of the first closing, 139.42% of the 6,622,450 shares that are held by non-affiliates, and 58.58% of the 15,761,530 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued at such closing). On July 5, 2016, the closing price for the Company’s Common Stock on the NASDAQ was $1.18 per share.

The Series A Preferred Stock and Series B Preferred Stock are convertible into shares of Common Stock at the respective fixed conversion prices of $1.85 per share and $1.00 per share, the Series D Common Stock Purchase Warrants were exercisable at $2.46 per share before amendment and $1.75 per share following amendment, and the placement agent warrants are exercisable at $2.46 (if issued in connection with the 2015 Sabby Purchase Agreement) or $1.75 (if issued in connection with the 2016 Sabby Purchase Agreement). The rights of the Series A Preferred Stock and Series B Preferred Stock are the same other than the respective conversion prices at which each series converts into shares of Common Stock. Likewise, the only difference between the Series D Common Stock Purchase Warrants and the amended Series D Common Stock Purchase Warrants, and the placement agent warrants issued in the 2015 Sabby Purchase Agreement and the placement agent warrants issued in the 2016 Sabby Purchase Agreement, are the respective exercise prices to purchase shares of Common Stock.

The Series A Preferred Stock, Series B Preferred Stock and Series D Common Stock Purchase Warrants are subject to a “blocker” provision. This blocker prevents the exercise or conversion of these securities if the holder would, after conversion or exercise, beneficially own more than 4.99% of the Company’s issued and outstanding Common Stock. Without regard to the blocker, the Series A Shares and Series D Common Stock Purchase Warrants issued under the 2015 Purchase Agreement, could have been converted into and been exercised for an aggregate of 8,108,109 shares of Common Stock, and the Series B Preferred Stock, at the time of issuance following the first closing under the 2016 Sabby Purchase Agreement, could have been converted into an aggregate of 3,151,000 shares of Common Stock.

If the transactions contemplated by the second closing under the 2016 Sabby Purchase Agreement are consummated (including repurchase of the remaining 6,001 shares of Series A Preferred Stock), then the selling stockholders would hold an aggregate of 16,710,812 shares of Common Stock underlying the Series B Preferred Stock, the amended Series D Common Stock Purchase Warrants and the placement agent warrants, which shares represented, as of immediately prior to the first closing under the 2016 Sabby Purchase Agreement, 252.33% of the 6,622,450 shares are

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held by non-affiliates, and 106.02% of the 15,761,530 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued pursuant to the 2016 Sabby Purchase Agreement). Of such shares, 13,900,000 shares are being sought to be registered under the Registration Statement, and which shares represented, as of immediately prior to the first closing under the 2016 Sabby Purchase Agreement, 209.89% of the 6,622,450 shares are held by non-affiliates, and 88.19% of the 15,761,530 outstanding shares of Common Stock (exclusive of the shares underlying the securities being issued pursuant to the 2016 Sabby Purchase Agreement).

The following table represents the financing transactions for the 2015 Sabby Purchase Agreement, 2016 Sabby Purchase Agreement, and related market details for the relevant time periods:

	Transactions contemplated by: 2015 Sabby Purchase Agreement			Transactions contemplated by: 2016 Sabby Purchase Agreement
	As of October 12, 2015 (assumes consummation of first and second closings)	As of October 15, 2015 (first closing only)	As of January 8, 2016 (second closing only)	As of June 29, 2016 (assumes consummation of first and second closings)		As of July 5, 2016 (first closing only, and partial repurchase of Series A Preferred Stock)		Second Closing (to be determined)
NASDAQ Closing Price	$2.15	$2.20	$1.61	$1.21		$1.18		TBD
Series A Preferred Stock Conversion Price	$1.85	$1.85	$1.85
Series B Preferred Stock Conversion Price				$1.00		$1.00		$1.00
Series D Common Stock Exercise Price	$2.46	$2.46	$2.46	$1.75		$1.75		$1.75
Placement Agent Warrant Exercise Price	$2.46	$2.46	$2.46	$1.75		$1.75		$1.75
Shares of Common Stock underlying:
Series A Preferred Stock	5,405,405	2,462,162	2,943,243
Series B Preferred Stock	—	—	—	13,780,000		3,151,000		10,629,000
Series D Common Stock Purchase Warrants	2,702,704	1,231,082	1,471,622	2,702,704	*	2,702,704	*	2,702,704	*

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	2015 Sabby Purchase Agreement			2016 Sabby Purchase Agreement
	October 12, 2015 (assumes consummation of first and second closings)	October 15, 2015 (first closing only)	January 8, 2016 (second closing only)	June 29, 2016 (assumes consummation of first and second closings)		July 5, 2016 (first closing only, and partial redemption of Series A Preferred Stock)		Second Closing (to be determined)
Placement Agent Warrants	108,108	49,243	58,865	120,000		27,440		92,560
Total	8,216,217	3,742,487	4,473,730	13,900,000	**	3,178,440	**	10,721,560	**
Aggregate Proceeds:	$9,999,999.10	$4,554,999.60	$5,444,999.50	$13,780,000.00		$3,151,000.00		$10,629,000.00
Percentage of the shares held by non-affiliates	151.24%	67.99%	81.05%	252.33% (including Series D Common Stock Purchase Warrants not covered under the Registration Statement)		88.81% (including Series D Common Stock Purchase Warrants not covered under the Registration Statement)
				209.89% (excluding Series D Common Stock Purchase Warrants not covered under the Registration Statement not covered under the Registration Statement)		48.00% (excluding Series D Common Stock Purchase Warrants not covered under the Registration Statement)
Percentage of the outstanding shares of Common Stock	60.38%	27.15%	31.50%	106.02% (including Series D Common Stock Purchase Warrants not covered under the Registration Statement not covered under the Registration Statement)		37.31% (including Series D Common Stock Purchase Warrants not covered under the Registration Statement not covered under the Registration Statement)
				88.19% (excluding Series D Common Stock Purchase Warrants not covered under the Registration Statement)		20.16% (excluding Series D Common Stock Purchase Warrants not covered under the Registration Statement)

Shares of Common Stock underlying Series A Preferred Stock being repurchased				4,205,405		961,621		3,243,783
Repurchase Price for Series A Preferred Stock				$7,780,000		$1,799,012		$5,980,988

*	Series D Common Stock Purchase Warrants amended at first closing under 2016 Sabby Purchase Agreement
**	Total excludes shares underlying amended Series D Common Stock Purchase Warrants

In connection with each of the 2015 Sabby Purchase Agreement and 2016 Sabby Purchase Agreement, the Company entered into a Registration Rights Agreement (each, a “Registration Rights Agreement”) with Sabby. The terms of each Registration Rights Agreement require the Company to file a registration statement with the Commission covering

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all the Registrable Securities (as defined in each Registration Rights Agreement) that are not then registered on an effective Registration Statement (as defined in each Registration Rights Agreement) for an offering to be made on a continuous basis pursuant to Rule 415 (as defined below) within thirty (30) days of the first closing under each of the 2015 Sabby Purchase Agreement and the 2016 Sabby Purchase Agreement. Each Registration Rights Agreement requires the Company to use its best efforts to cause each registration statement to be declared effective as promptly as possible after the respective filing thereof, but in any event no later than the 60th calendar day following the respective date thereof or, in the event of anything other than a “no review” by the Commission, the 90th calendar day following the respective date thereof.

Rule 415 Analysis

Rule 415 under the Securities Act (“Rule 415”) generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

a.	Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

1.	The registration statement pertains only to:

i.	Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders—i.e., a secondary offering. In the event that the offer and sale of securities by the selling securityholders under the Registration Statement is re-characterized as a primary offering by or on behalf of the Company, (i) sales would have to be made on a fixed price basis (rather than at prevailing market prices), rendering sales impracticable, (ii) the selling securityholders would be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liability under Section 11 of the Securities Act, and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 under the Securities Act would never be available to the selling securityholders to effect resales of their securities.

We note the factors set out in CD&I 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. As C&DI 612.09 indicates, the question of whether a purported secondary offering is really an indirect primary

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offering is a “difficult factual one” involving an analysis of various factors and “all the circumstances.” Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities, and finally; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Whether an offering purported to be a secondary offering is really an indirect primary offering is an analysis of the facts and circumstances described in CD&I 612.09. Each of the relevant factors listed in CD&I 612.09 is discussed below in the context of the Registration Statement. Based on our review of these factors, the Company respectfully submits to the Staff that the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of Common Stock by the selling securityholders as contemplated by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company because the proposed offering is properly viewed as being made “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary,” and therefore the registration of all of the securities is permissible under Rule 415(a)(1)(i).

How Long the Selling Securityholders Have Held the Securities

Presumably, the longer securities are held, the less likely it is that the selling securityholders are acting as a mere conduit for the Company. The Series D Common Stock Purchase Warrants were initially issued to the selling securityholders on October 15, 2015 and January 8, 2016. The initial shares of Series B Preferred Stock were sold on July 5, 2016. Accordingly, as of August 5, 2016, the date of the comment letter sent by the Staff, the selling securityholders have held the Series D Common Stock Purchase Warrants and the placement agent warrants for between 210 and 295 days, the unrepurchased shares of Series A Preferred Stock for between 210 and 295 days, and the shares of Series B Preferred Stock for 31 days. Accordingly, the selling securityholders have accepted the market risk of their investment since the respective dates of acquisition.

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Although the safe harbor provided by Rule 144 under the Securities Act indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Staff has recognized that shorter holding periods do not negate investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Rules Compliance and Disclosure Interpretations 116.19 (“CD&I 116.19”) and 131.11 (“CD&I 139.11”) both provide that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment, public-equity transaction) with no minimum holding period in the event the company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering and the selling securityholders were at market risk when they acquired the securities, the holding period of the selling securityholders referenced above, when taken as a whole, should be sufficient for a valid secondary offering.

This interpretation of CD&I 116.19 and CD&I 139.11 indicates that the existence of registration rights and a short time between the issuance of the securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The private placements of the securities to the selling securityholders occurred prior to the filing of the Registration Statement and the selling securityholders bore market risk at the time of filing the Registration Statement. Furthermore, this interpretation is well supported by the custom and practice in the PIPEs marketplace. In many PIPE transactions (including this one) a registration statement is required to be filed shortly after closing and declared effective shortly thereafter.

In our case, sufficient evidence exists to demonstrate the selling securityholders’ investment intent to avoid being characterized as an “underwriter”. First, the selling

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securityholders understood that the holding period for the securities covered under the Registration Statement would be extended following any review of the Registration Statement by the Commission pursuant to the terms of the Registration Rights Agreement. Second, given the “blocker” provisions of the Series B Preferred Stock and the Series D Common Stock Purchase Warrants, which prevents the holder from beneficially owning more than 4.99% of the Company’s issued and outstanding Common Stock upon conversion of the Series B Preferred Stock or exercise of the Series D Common Stock Purchase Warrants, the selling securityholders are unlikely to consider converting or exercising, or to be able to convert or exercise, all these securities into shares of Common Stock and selling those shares in the market unless there was sufficient liquidity at a trading price above the respective conversion or exercise price, as applicable, and, currently, the Common Stock is trading at a price well below the respective conversion/exercise price. The selling stockholders’ intent to hold the shares underlying the securities purchased under the 2016 Sabby Purchase Agreement is further evidenced in that, from the time of acquisition to the repurchase of a portion of the Series A Preferred Stock at the first closing under the 2016 Sabby Purchase Agreement on July 5, 2016 (a period of between 210 and 295 days), the selling stockholders converted only 2,220 out of the 10,000 shares of Series A Preferred Stock purchased under the 2015 Sabby Purchase Agreement, instead of immediately converting them.

In addition, the selling securityholders decided to purchase the Series B Preferred Stock, the Series D Common Stock Purchase Warrants, and the placement agent warrants being fully aware of the limited trading activity in the Common Stock. The selling securityholders do not and could not expect to be able to quickly sell their shares of Common Stock, even if they desired to do so. The Company’s average daily trading volume from October 12, 2015, the date of entry into the 2015 Sabby Purchase Agreement, through July 5, 2016, the date of the first closing under the 2016 Sabby Purchase Agreement, was approximately 100,584 shares. Since July 5, 2016 through August 5, 2016, the date of the comment letter from the Staff, the Company’s average daily trading volume was approximately 58,558. If the selling securityholders attempted to liquidate the approximately 13,900,000 shares of Common Stock underlying the Series B Preferred Stock and placement agent warrants covered under the Registration Statement, together with the amended Series D Common Stock Purchase Warrants previously registered (without regard to the “blocker” provision) through open-market sales at the current average trading volume, it would take them between approximately 138 days and 553 days to do so (using the average trading volume from the date of the 2015 Sabby Purchase Agreement through the date of the first closing under the 2016 Sabby Purchase Agreement), or between 237 days and 950 days (using the average trading volume from the date of the first closing under the 2016 Sabby Purchase Agreement through the date of the comment letter received from the Staff), depending on how much of the future daily trading volume selling securityholder sales represented (these assumptions reflect a range of 100% to 25%).

Furthermore, in order to exercise the amended Series D Common Stock Purchase Warrants for the 2,702,704 underlying shares of Common Stock, the selling securityholders would need to pay an aggregate of approximately $4,729,732 at an amended exercise price of $1.75 per share, which exceeded the NASDAQ closing day trading price for the Company’s Common Stock as of the first closing under the 2016 Sabby Purchase Agreement of $1.18, requiring the selling securityholders to hold on to the Series D Common Stock Purchase

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Warrants for an extended period of time. Thus, the selling securityholders clearly purchased the Series B Preferred Stock and the Series D Common Stock Purchase Warrants with the intent and expectation of holding such securities for a long period of time.

The 2016 Sabby Purchase Agreement had the traditional characteristics of a private investment and have no signs of being a “disguised underwriting” by the selling securityholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated (and usually slight) discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The selling securityholders purchased the Series B Preferred Stock, and amended the Series D Common Stock Purchase Warrants, and issued the placement agent warrants, in the absence of any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the selling securityholders have taken full investment risk with regard to the respective securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

In addition, none of the selling securityholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling securityholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the selling securityholders and that will ultimately elapse prior to the shares of Common Stock first becoming saleable in the public market, and the fact that the selling securityholder was aware at the time of the respective acquisitions of the Series B Preferred Stock, the Series D Common Stock Purchase Warrants, and placement agent warrants that, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s Common Stock and thus subject to market risk, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

The Circumstances Under Which the Selling Securityholders Received the Securities

As described above, the Series B Preferred Stock, Series D Common Stock Purchase Warrants and placement agent warrants were issued in a valid private placement that complied in all respects with CD&I 116.19 and CD&I 139.11, Section 4(a)(2) of the Securities Act and Rule 144 promulgated thereunder. All of the securities issued to the selling securityholders were

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issued pursuant to transactions exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 506 of Regulation D. Accordingly, the securities held by the selling securityholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The selling securityholders purchased their securities for investment purposes and not with the present intent to immediately distribute the securities, as evidenced by the customary investor representations and warranties made by the selling securityholders on the respective dates of acquisition under the 2015 Sabby Purchase Agreement and the 2016 Sabby Purchase Agreement, including that such selling securityholder (i) is, and on each date on which it converts any shares of Preferred Stock, it will be either (A) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (B) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (ii) is acquiring the securities as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities law, (iii) has no present intention of distributing any of such securities in violation of the Securities Act or any applicable state securities law, (iv) has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law, (v) reserves the right to sell the securities pursuant to the Registration Statement or in compliance with applicable federal and state securities laws, (vi) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the securities, and has so evaluated the merits and risks of such investment, and (vii) is able to bear the economic risk of an investment in the securities and, at the present time, is able to afford a complete loss of such investment. The Company is not aware of any evidence that would indicate that these representations and warranties were false nor aware of any evidence that the selling securityholders have any plan to act in concert to effect a distribution of their shares, which would violate the representations made by the selling securityholders in the 2015 Sabby Purchase Agreement and the 2016 Sabby Purchase Agreement. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

CD&I 116.19 and CD&I 139.11 support the conclusion that registration of the shares is not equivalent to a current intent to distribute. If registration necessarily presumed a pre-existing distribution intent, then all PIPE transactions would be excluded from any private placement exemption. Current guidance under CD&I 116.19 and CD&I 139.11 provide that an investor can have valid investment intent, even if the securities purchased are registered for resale at the time

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of closing (or shortly before or after). The investment intent of the selling securityholders at the time of acquisition is evidenced by the fact that the Registration Rights Agreement provided for an extended holding period in the event of any review of the Registration Statement by the Commission. Furthermore, the “blocker” provisions of the Series B Preferred Stock and the Series D Common Stock Purchase Warrants, which prevent the holder from beneficially owning more than 4.99% of the Company’s issued and outstanding Common Stock after the conversion and/or exercise of such securities, made it unlikely that the selling securityholders would consider converting or exercising, or be able to convert or exercise, all these securities into shares of Common Stock and selling those shares in the market unless there was sufficient liquidity at a trading price above the respective conversion or exercise price, as applicable, and, currently, the Common Stock is trading at a price well below the respective conversion/exercise price.

In addition, as of the close of business on (i) October 12, 2015, the date when the Company and the selling securityholders entered into the 2015 Sabby Purchase Agreement and irrevocably committed to acquiring the Series D Common Stock Purchase Warrants, (ii) October 15, 2015, the date of the first closing under the 2015 Sabby Purchase Agreement, and (iii) January 8, 2016, the date of the second closing under the 2015 Sabby Purchase Agreement, the Common Stock was trading at the respective closing prices of $2.15, $2.20, and $1.61, which were each well below the per share exercise price of the Series D Common Stock Purchase Warrants of $2.46. As of the close of business on (i) June 29, 2016, the date when the Company and the selling securityholders entered into the 2016 Sabby Purchase Agreement and agreed to amend the Series D Common Stock Purchase Warrants, and (ii) July 5, 2016, the date of the first closing under the 2016 Sabby Purchase Agreement, the Common Stock was trading at the respective closing prices of $1.21 and $1.18, which were each well below the amended per share exercise price of the Series D Common Stock Purchase Warrants of $1.75. Therefore, at the time of acquisition of the securities, the selling securityholders would not choose to immediately exercise the original Series D Common Stock Purchase Warrants, the amended Series D Common Stock Purchase Warrants or the placement agent warrants, or to immediately resell the shares of Common Stock underlying such securities because this would result in an immediate loss on their investment. Since the first closing under the 2016 Sabby Purchase Agreement on July 5, 2016 through the date of the comment letter from the Staff, the average closing price for Company’s Common Stock on the NASDAQ market was $1.04, but has been below $1.00 for the 10 consecutive trading days leading up to August 5, 2016, the date of the comment letter from the Staff.

The Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is

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distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is no evidence to suggest that any special selling efforts or selling methods by or on behalf of the selling securityholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling securityholders have taken any actions to condition or prime the market for the potential resale of the shares, and the selling stockholders have held the securities for the time periods referenced above. The investment intent of the selling stockholders is also evidenced by their possession of a majority of the securities sold pursuant to the 2015 Sabby Purchase Agreement.

Furthermore, at the time of acquisition of the relevant securities under the 2015 Sabby Purchase Agreement and the 2016 Sabby Purchase Agreement, there were no signs of such private transactions being a “disguised underwriting” by the selling securityholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated (and usually slight) discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The investment transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. The selling securityholders purchased the Series B Preferred Stock, Series D Common Stock Purchase Warrants and placement agent warrants in the absence of any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the selling securityholders have taken full investment risk with regard to the securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

At the time of acquisition of the securities, none of the selling securityholders was acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling securityholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement. The Company will receive no proceeds from the resale of the shares covered by the Registration Statement, if any, by the selling securityholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

The selling securityholders also received the Series B Preferred Stock, the Series D Common Stock Purchase Warrants and placement agent warrants in separate private transactions that were between approximately six and nine months apart that occurred pursuant to different terms and were negotiated at arms length. The closing of the 2016 Sabby Purchase Agreement and the purchase of the Series B Preferred Stock was conditioned on the amendment of

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outstanding Series D Common Stock Purchase Warrants that were issued pursuant to the 2015 Sabby Purchase Agreement, which, as noted earlier, reduced the exercise price of such Series D Common Stock Purchase Warrants to an exercise price that was still significantly higher than the trading price as of the close of business on either the date of entry into the 2016 Sabby Purchase Agreement or the first closing under the 2016 Sabby Purchase Agreement, together with a repurchase of the Series A Preferred Stock at a price per share equal to what the selling securityholders paid for their shares. The desire to amend the Series D Common Stock Purchase Warrants as a condition to closing reflects the investment intent of the selling securityholders at the time of acquisition of the Series D Common Stock Purchase Warrants, as the selling securityholders would not choose to immediately exercise the amended Series D Common Stock Purchase Warrants or to immediately resell the shares of Common Stock underlying such securities because this would result in an immediate loss on their investment.

The present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. In particular, the Series B Preferred Stock and Series D Common Stock Purchase Warrants do not contain any “toxic” conversion, exercise or other similar terms that would cause any issuances of additional shares of common stock or other securities convertible or exercisable into common stock based upon the trading of the common stock. In that regard, the Company understands that the Staff had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Staff compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the shares held by non-affiliates and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past. The Company is also not attempting to register shares on a secondary basis using a form that the Company is not eligible to use to register shares on a primary basis.

The existence of the registration rights agreement does not alter the conclusion that the transaction was more like a traditional investment than an underwriting. There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds, including the selling securityholders, are required to mark their portfolios to market. If portfolio securities are not registered, such investment funds are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether such investment funds intend to dispose of their shares or to hold them for an indefinite period. In addition, many of the investors are fiduciaries of other

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people’s money and have a common law duty to act prudently. In seeking to register their shares, the selling securityholders are acting in a manner that is consistent with this fiduciary duty, as not registering the shares could prevent it from taking advantage of market opportunities or from liquidating its investment if there is a fundamental shift in its investment judgment about the Company.

Selling Securityholder Relationship to the Issuer

Other than Maxim’s role as the sole book-running manager in the Company’s initial public offering, there are no relationships between or among the Company and the selling securityholders of a nature that would suggest that one or more of the selling securityholders should be viewed as “the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” It should be noted that the shares of Common Stock underlying Maxim’s placement agent warrants being registered in the Registration Statement represent less than 0.9% of the total number of shares. Prior to the filing of the Registration Statement and the consummation of the transactions contemplated by the 2016 Sabby Purchase Agreement, the only direct or indirect relationship between Sabby and the Company was with respect to the purchase of the Series A Preferred Stock and the Series D Common Stock Purchase Warrants pursuant to the 2015 Sabby Purchase Agreement. Notwithstanding the significant investment by the selling securityholders, neither Sabby nor the other selling securityholders have any representatives serving as an officer or employee of the Company or as a member of the Company’s board of directors, nor do they have any relationship with any of the Company’s officers or directors, nor do they have any other power to direct or cause the direction of the management and policies of the Company. The Company has no contractual, legal, or other relationship with the selling securityholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Registration Statement or whether such shares are even resold at all.

There are no other relationships among the selling securityholders, and there are no other relationships between the Company and any selling securityholder. The selling securityholders have not entered into any stockholders’ agreement and nor do they have any special rights as a stockholder. Given that the selling securityholders do not have the power to direct or cause the direction of the management and policies of the Company, the fact that a selling securityholder is a party to a securities purchase agreement should not by itself cause a secondary offering to be treated as a primary offering.

The Company also had considered a number of financing alternatives that had been presented to it, and negotiated the terms of the offering of the Series B Preferred Stock and amendment of the Series D Common Stock Purchase Agreement with Sabby on an arm’s length basis, following its careful consideration of the alternatives that had been presented to it. Sabby

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did not negotiate for themselves or any of the selling securityholders any governance rights or any affirmative or negative covenants that would impact the manner in which the Company conducts its business or operations, other than customary. The selling securityholders, particularly Sabby, clearly did not purchase the securities with any view to becoming affiliates of the Company or establishing any “control” over the Company or its operations, and agreed to purchase the Series B Preferred Stock and amend their Series D Common Stock Purchase Warrants under the 2016 Sabby Purchase Agreement only after having determined that their participation would not result in their being deemed affiliates of the Company. In any event, the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretations 116.15, in relevant part, that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries”. For the reasons described above and below, there is no relationship between the Company and the selling securityholders, and even if the selling securityholders were affiliates of the Company, this does not preclude the offering covered by the Registration Statement from being a bonafide secondary offering.

The selling securityholders, including Sabby, are passive holders of the Company’s securities, including the underlying shares. The Series B Preferred Stock and the Series D Common Stock Purchase Warrants are subject to the “blocker” provisions referenced above, whereby the holder cannot exercise or convert these securities if the holder would, after conversion or exercise, beneficially own more than 4.99% of the Company’s issued and outstanding Common Stock, demonstrating no intent to control, direct or manage the Company. The blocker provisions contained in the Series B Preferred Stock and the Series D Common Stock Purchase Warrants prevent Sabby from being an affiliate of the Company or exerting any voting control or influence over the Company.

Furthermore, each selling securityholders represented in connection with its purchase of the Company’s securities that it acquired the securities for its own account and not for distribution or resale. There is no evidence that these representations were untrue or that the selling securityholders had any plan to act in concert to effect a distribution of their shares. The registration and “piggyback” rights granted to the selling securityholders in both of the Registration Rights Agreement are customary registration and piggyback rights and are not indicative of any desire of the selling securityholders to sell or distribute shares on behalf of the Company. The selling securityholders negotiated for the customary registration and piggyback rights for a variety of business reasons other than for the purpose of conducting an indirect primary offering.

In addition, the selling securityholder will retain all proceeds from the future sale of shares pursuant to the Registration Statement and the Company will not receive any proceeds from any

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resale of the shares by the selling securityholders. Maxim, in its capacity as placement agent for the 2016 Sabby Purchase Agreement, is the only selling stockholder receiving proceeds from the Company, and the shares subject to the placement agent warrants represent less than 0.9% of the total number of shares being registered in the Registration Statement. If the transactions contemplated by the first and second closing under the 2016 Sabby Purchase Agreement are consummated, the placement agent warrants would represent 1.89% of the 6,622,560 shares held by non-affiliates, and 0.794% of the 15,761,530 outstanding shares of Common Stock (exclusive of the shares underlying the securities issued pursuant to the 2016 Sabby Purchase Agreement).

Despite the significant interests in the Company held by the selling securityholders, the selling securityholders are not the “alter ego” of the Company and are not acting as a conduit for the Company. Other than Maxim’s relationship with the Company in connection with its initial public offering, selling securityholders are not, and have never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to the investment transactions contemplated by the 2015 Sabby Purchase Agreement and the 2016 Sabby Purchase Agreement. Furthermore, the selling securityholders has agreed to “blocker” provisions in the securities that will prevent the selling securityholders from ever becoming an affiliate of the Company through its stock ownership. The selling securityholders agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent and is at market risk for all securities purchased as part of its investment.

The Amount of Shares Involved

The Registration Statement registers for resale by the selling securityholders of 13,900,000 shares of Common Stock issuable upon conversion or exercise of certain securities, which selling securityholders were not, at either the time of acquisition or upon the filing date of the Registration Statement, nor are they currently, affiliates of the Company. If fully converted and issued, the 13,900,000 shares of Common Stock covered by the Registration Statement that are eligible to be sold by the selling securityholders would represent, as of June 29, 2016, the date of the 2016 Sabby Purchase Agreement, approximately 209.89% of the 6,622,450 shares held by non-affiliates and 88.19% of the 15,761,530 shares of Common Stock issued and outstanding (excluding the shares issued under the 2016 Sabby Purchase Agreement).

In recent years, the Staff became increasingly concerned about the public resales of securities purchased in “toxic” transactions, whereby an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the offerings were announced, the stock prices often fell, resulting in issuances of significant blocks of stock that significantly diluted or washed-out both existing investors as well as investors who purchased shares shortly after the announcement of the transaction. The Office of Chief Counsel and the senior members of the Staff implemented methods to limit the ability of

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investors acquiring these “toxic” securities to have their shares registered, including, as a threshold matter, identifying such “toxic” transactions by analyzing (among other screening criteria) the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates prior to the offering in question. In transactions purporting to be secondary offerings where an issuer sought to register more than one-third of the shares held by non-affiliates, the Staff would explore further to determine whether such transaction was actually a “disguised” primary offering for Rule 415 purposes. However, the mere fact that the number of shares being registered would exceed one-third of a company’s shares held by non-affiliates was not intended to be dispositive of whether an offering was a secondary offering or a primary offering, nor was it intended to displace a complete analysis of all the factors cited in CD&I 612.09. Rather, the availability of Rule 415 depends on whether the offering is a bonafide secondary offering made by selling securityholders or a primary offering deemed to be made by or on behalf of the issuer. In order for a determination that a secondary offering is a “disguised” primary offering, the Staff must conclude that the selling securityholders are seeking to effect a distribution of the shares. The mere fact that the number of shares being registered exceeds one-third of the shares held by non-affiliates should not create the presumption that the selling securityholders intend to effectuate an immediate distribution of the shares or that they are acting as a conduit for an offering made by or behalf of the issuer.

Useful guidance from the Staff regarding this matter is set forth in Compliance and Disclosure Interpretation 612.12, which states that “[a] controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” In addition, Compliance and Disclosure Interpretation 216.14 provides that “[s]econdary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issue.” Both these interpretive positions make clear that the amount of shares being registered, even if held by a few, or even a single, stockholders, is not the determinative factor when analyzing if an offering is properly characterized as a primary offering instead of a secondary offering. Instead, this criteria should only apply in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the shares the Company seeks to register for resale represent a significant percentage of the shares of Common Stock currently held by non-affiliates of the Company, in light of the other circumstances and factors presented elsewhere in this response, the selling securityholders and the Common Stock covered by the Registration Statement, including as to the lack of any of the “toxic” features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

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A focus solely on numbers of shares to be registered also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. Smaller companies are disproportionately impacted by any singular focus on the number of shares being registered or the percentage of the shares held by non-affiliates which constitutes the subject shares instead of a review of the facts and circumstances of the transaction as contemplated by CD&I 612.09.

In addition, the Company’s average daily trading volume from October 12, 2015, the date of entry into the 2015 Sabby Purchase Agreement, through July 5, 2016, the date of the first closing under the 2016 Sabby Purchase Agreement, was approximately 100,584 shares. Since July 5, 2016 through August 5, 2016, the date of the comment letter from the Staff, the Company’s average daily trading volume was approximately 58,558. If the selling securityholders attempted to liquidate the approximately 13,900,000 shares of Common Stock underlying the Series B Preferred Stock and placement agent warrants covered under the Registration Statement, together with the amended Series D Common Stock Purchase Warrants previously issued (without regard to the “blocker” provision) through open-market sales at the current average trading volume, it would take them between approximately between 138 days and 553 days to do so (using the averages from the date of the 2015 Sabby Purchase Agreement through the date of the first closing under the 2016 Sabby Purchase Agreement), or between 237 days and 950 days (using the averages from the date of the first closing under the 2016 Sabby Purchase Agreement through the date of the comment letter received from the Staff), depending on how much of the future daily trading volume selling securityholder sales represented (these assumptions reflect a range of 100% to 25%). Furthermore, in order to exercise the amended Series D Common Stock Purchase Warrants for the 2,702,704 underlying shares of Common Stock, the selling securityholders would need to pay an aggregate of approximately $4,729,732 at an amended exercise price of $1.75 per share, which exceeded the NASDAQ closing day trading price for the Company’s Common Stock as of the first closing under the 2016 Sabby Purchase Agreement of $1.18, requiring the selling securityholders to hold on to the Series D Common Stock Purchase Warrants for an extended period of time.

The terms of the Registration Rights Agreement require the registration of all the shares of Common Stock underlying the Series B Preferred Stock and the amended Series D Common Stock Purchase Warrants. The large number of shares of Common Stock that the Company now proposes to register is not indicative of an intent to distribute by the selling securityholders but instead is indicative of the nature of the private placements whereby a large number of convertible and other securities are sold at a negotiated price and with certain customary rights that are negotiated by the purchasers of such securities.

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In addition, notwithstanding the large number of shares of Common Stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the selling securityholders are not engaged in the business of underwriting securities and that the selling securityholders acquired the securities in the ordinary course of its business, consistent with its investment approach. The Company further understands that the selling securityholders have not entered into, nor are they otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and the selling securityholders represented to the Company that it did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, the selling securityholders will sell the shares in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for the account of the selling securityholders and its nominees, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.

The Selling Securityholders Are Not in the Business of Underwriting Securities

Other than Maxim, none of the selling securityholders has an underwriting relationship with the Company or is in the business of underwriting securities. Other than Maxim, the selling securityholders are private investment funds that buy and sell portfolio securities for their own accounts. Other than Maxim, who has separate engagement letters with the Company pursuant to which they acquired the placement agent warrants, and who is not a party to the 2015 Sabby Purchase Agreement or 2016 Sabby Purchase Agreement, all of the selling securityholders represented at the time of purchase that they were buying for their own accounts and not with an intention to distribute in violation of the Securities Act. There is no reason to believe that those representations and warranties are untrue. To the Company’s knowledge, none of the selling securityholders has sold Series B Preferred Stock or Series D Common Stock Purchase Warrants since the first closing under the 2016 Sabby Purchase Agreement, nor has any selling securityholder converted the Series B Preferred Stock or exercised the amended Series D Common Stock Purchase Warrants. In addition, to the Company’s knowledge, no selling stockholder has any agreements or understandings, directly or indirectly, with any person to distribute its shares of Common Stock. Maxim is receiving a de minimus portion of the shares being registered under the Registration Statement in consideration for its services pursuant to the engagement letters between the Company and Maxim.

A careful review of the facts and law supports the conclusion that the selling securityholders are not underwriters.

Section 2(11) of the Securities Act defines an “underwriter” to include:

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“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking….”

A “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the offering being registered on the Registration Statement is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant.” Further, as also demonstrated in this response, no “distribution” of securities is occurring or is contemplated. Since there is no distribution of securities on behalf of an issuer, there is no underwriting and none of the selling securityholders should be characterized as an “underwriter” within the meaning of the Securities Act.

Furthermore, each selling stockholder has represented that such selling securityholder (i) is acquiring the securities as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities law, (ii) has no present intention of distributing any of such securities in violation of the Securities Act or any applicable state securities law, (iii) has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law, (iv) reserves the right to sell the securities pursuant to the Registration Statement or in compliance with applicable federal and state securities laws, (v) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the securities, and has so evaluated the merits and risks of such investment, and (vi) is able to bear the economic risk of an investment in the securities and, at the present time, is able to afford a complete loss of such investment. Further, the actual issuance of the Series B Preferred Stock, the amended Series D Common Stock Purchase Warrants, or the underlying shares of Common Stock, was not conditioned on the selling stockholders’ respective ability to resell any of such securities. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

Under all of the Circumstances, the Selling Securityholders are Not Acting as a Conduit for the Company

The selling securityholders are investors in the Company and have agreed to incur the economic risk of their investments. The facts that (i) the conversion price of the Series B Preferred Stock is currently “out-of-the-money” when compared with the current market price of the Common Stock, and has been “out-of-the-money” for 10 out of the 24 trading days since the first closing under the 2016 Sabby Purchase Agreement (based on the closing market price), (ii)

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the exercise price of the Series D Common Stock Purchase Warrants is currently “out-of-the-money” when compared with the current market price of the Common Stock, and each of the original Series D Common Stock Purchase Warrants and the amended Series D Common Stock Purchase Warrants has been out-of-the-money every day since the respective original date of issuance or the date of amendment, as applicable, (iii) the average daily trading volume of the Common Stock is currently extremely limited, support a conclusion that the selling securityholders have borne, and will likely continue to bear for some time into the distant future, the investment risk of their purchase of the Series B Preferred Stock, Series D Common Stock Purchase Warrants, or placement agent warrants, including the underlying shares, from the Company. In contrast to the selling securityholders holding the securities being registered in the Registration Statement, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. In addition, none of the selling securityholders are affiliates of the Company, and the terms of the Series B Preferred Stock and Series D Common Stock Purchase Warrants, including the “blocker” provisions preventing the issuance of Common Stock in excess of 4.99% of the Company’s issued and outstanding Common Stock upon the exercise or conversion of these securities, prevent the selling securityholders from ever becoming affiliates of the Company solely by virtue of stock ownership. While the present analysis requires more than the mere question of which entity will receive the proceeds, it should be noted that the Company will not receive any proceeds from the resale of the Series B Preferred Stock or Series D Common Stock Purchase Warrants pursuant to the Registration Statement. Finally, these securities do not present the investor concerns attendant to certain types of “toxic” securities that the Staff was focused on in developing its guidance related to Rule 415 offerings and preventing “disguised” primary offerings.

2.	Generally, it is inconsistent with Section 5 of the Securities Act to register securities for resale before the related unregistered issuance of those securities is complete. We note your disclosure in the last paragraph on page 48 that appears to indicate that selling shareholders have a right to purchase additional preferred stock while the underlying common stock appears to be included in this registration statement. We also note your reference to “other closing conditions” on the prospectus cover. Please provide us your analysis of how including all shares in the fee table to this registration statement was consistent with Section 5 of the Securities Act at the time you filed this registration statement. Also tell us (1) the status of all conditions to the second closing that have not yet been satisfied and (2) when the second closing will occur.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and for the reasons set forth below, respectfully submits that the registration of securities for resale before the related unregistered issuance of those securities is complete is proper in light of prior guidance from the Staff and therefore including all the shares in the fee table to the Registration Statement was consistent with Section 5 of the Securities Act at the time of the

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filing of the Registration Statement. The Company further acknowledges the Staff’s comment regarding the disclosure in the last paragraph on page 48 of the Registration Statement indicating that selling shareholders have a right to purchase additional preferred stock while the underlying common stock appears to be included in the Registration Statement and, the Company’s reference to “other closing conditions” on the prospectus cover of the Registration Statement, and respectfully addresses this comment by providing the Staff with (1) the status of all conditions to the second closing that have not yet been satisfied and (2) when the second closing will occur.

CD&I 116.19 and 131.11 both provide that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

The foregoing guidance is clear that the registration of a valid secondary offering for the resale of securities prior to the issuance of such securities is valid if: (i) the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, (ii) the investor is at market risk at the time of filing of the resale registration statement, and (iii) the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.

The Company completed the first closing under the 2016 Sabby Purchase Agreement on July 5, 2016. The transactions contemplated by the 2016 Sabby Purchase Agreement, including the issuance of the Series B Preferred Stock and the amendment of the Series D Common Stock Purchase Warrants (which were originally issued pursuant to the 2015 Sabby Purchase Agreement in an offering that was exempt from Section 4(a)(2) of the Securities under Rule 506(b) of Regulation D), and the underlying shares of Common Stock, were exempt from Section 4(a)(2) of the Securities Act under Rule 506(b) of Regulation D.

Sabby and the other selling securityholders have born the investment risk of its securities in the Company and will continue to bear this investment risk for a potential substantial additional period before it can make significant resales of such securities. This is evidenced by several factors, which have previously been noted in the response to Comment 1, among which

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include (1) the length of time the selling stockholders have held the securities since acquisition (as of August 5, 2016, the date of the comment letter sent by the Staff, the selling securityholders have held the Series D Common Stock Purchase Warrants and the placement agent warrants for between 210 and 295 days, the portion of the shares of Series A Preferred Stock that remain unrepurchased for between 210 and 295 days, and the shares of Series B Preferred Stock for 31 days), with no clarity on when such shares shall be eligible for resale, (ii) the length of time it would take for the selling stockholders to sell all the shares being registered under the Registration Statement (between 237 days and 950 days (using the averages from the date of the first closing under the 2016 Sabby Purchase Agreement through the date of the comment letter received from the Staff), depending on how much of the future daily trading volume selling securityholder sales represented (these assumptions reflect a range of 100% to 25%), (iii) the continuing decrease in the Company’s Common Stock price since the first closing under the 2015 Sabby Purchase Agreement through the first closing under the 2016 Sabby Purchase Agreement, and (iv) the fact a significant portion of the securities being registered (namely, the shares of Common Stock underlying the Series D Common Stock Purchase Warrants and the placement agent warrants) contained an exercise price that was above the NASDAQ closing price for the Common Stock of the Company on the respective dates of issuance and amendment.

Sabby and the other securityholders are irrevocably bound to purchase a set number of securities (10,629 shares of Series B Preferred Stock, convertible into 10,629,000 shares of underlying Common Stock) for a set purchase price (an aggregate $10,629,000 and at a per share purchase price of $1,000 per share of Series B Preferred Stock) that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date.

The second closing under the 2016 Sabby Purchase Agreement is contingent upon the satisfaction of the following customary closing conditions which have not been satisfied and which are not under Sabby’s control:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect (as defined in the 2016 Sabby Purchase Agreement), in all respects) when made and on the applicable Closing Date (as defined in the 2016 Sabby Purchase Agreement) of the representations and warranties of the Company contained herein (unless as of a specific date therein);

(ii) all obligations, covenants and agreements of the Company required to be performed pursuant to the Transaction Documents (as defined in the 2016 Sabby Purchase Agreement) at or prior to the applicable Closing Date shall have been performed;

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(iii) the delivery by the Company of the items set forth in Section 2.2(a) of the 2016 Sabby Purchase Agreement, which are physical share certificates, a Voting Agreement, a lock-up agreement, and the Registration Rights Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date of the 2016 Sabby Purchase Agreement;

(v) the Registration Statement registering all of the Registrable Securities (as defined in the Registration Rights Agreement) shall have been declared effective by the Commission and shall have thereafter remained effective;

(vi) as to the Second Closing, such Second Closing shall have occurred on or before ninety (90) days following July 5, 2016; and

(vii) from July 2015 to the second closing date, trading in the Common Stock shall not have been suspended by the Commission or the Company’s principal Trading Market (as defined in the 2016 Sabby Purchase Agreement) and, at any time prior to the second closing date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of Sabby, makes it impracticable or inadvisable to purchase the Series B Preferred Stock at the second closing.

The second closing under the 2016 Sabby Purchase Agreement will occur on the fifth Trading Day following the effective date of the Registration Statement.

Information Incorporated by Reference, page 142

3.	If you are eligible to incorporate by reference and elect to do so, please identify all documents required to be specifically incorporated by Form S-1 Item 12(a).

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has revised the Revised Registration Statement to identify all documents required to be specifically incorporated by Form S-1 Item 12(a).

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Undertakings, page II-7

4.	Please provide all undertakings required by Regulation S-K Item 512, including Item 512(a)(6) and Item 512(b).

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has revised the Revised Registration Statement to provide for all the undertaking required by Regulation S-K Item 512, including item 512(a)(6) and Item 512(b).

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Elton Satusky
Elton Satusky